

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2017

Via E-mail
Amos Kohn
Chief Executive Officer
Digital Power Corporation
48430 Lakeview Blvd.
Fremont, CA 94538

> **Re:** **Digital Power Corporation**
> **Registration Statement on Form S-3**
> **Filed January 31, 2017**
> **File No. 333-215834**

Dear Mr. Kohn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Daniel B. Eng, Esq.
        Weintraub Tobin Chediak Coleman Grodin, Law Corporation